Exhibit 4.4

INDEMNIFICATION AGREEMENT

dated 22 September 2000

Banque Sudameris
acting as Guarantor

and

Tele Nordeste Celular Participações S.A.
acting as Indemnifier

This Indemnification Agreement is made as a Deed on 22 September 2000 between

(1)	Banque Sudameris, a société anonyme registered under French law, whose registered office is at 4, rue Meyerbeer, 75009 Paris, France, as guarantor (the “Guarantor”) and

(2)	Tele Nordeste Celular Participacoes S.A., a company registered under Brazilian law, whose registered office is at Av. Conde da Boa Vista 800, Recife, State of Pernambuco, Brazil, as indemnifier (the “Indemnifier”).

Background

(A)	The Indemnifier owns 77.2% of the share capital of the Borrower.

(B)	The Borrower has entered into the Finance Contract.

(C)	At the request of the Borrower, the Guarantor has entered into the Guarantee and Indemnity Agreement dated 22 September 2000 guaranteeing the due performance by the Borrower of its obligations under the Finance Contract.

(D)	In consideration for the Guarantor’s entry into the Guarantee and Indemnity Agreement, the Indemnifier has agreed to enter into this Indemnification Agreement.

1	INTERPRETATION

1.1	Definitions: In this Indemnification Agreement, except to the extent that the context requires otherwise:

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing or registration.

“Bank” means European Investment Bank as lender under the Finance Contract.

“Borrower” means Telpe Celular S.A.

“Business Day” means a day on which commercial banks are open in both Paris, France, Sao Paulo, Brazil and Recife, Brazil.

“Counter Guarantee and Indemnity Agreement” means the Counter Guarantee and Indemnity Agreement dated 22 September 2000 between the Bank and the Counter Guarantor with respect to the Finance Contract.

“Counter Guarantor” means Banca Commerciale Italiana SpA.

“Counter Indemnity Agreement” means the Counter Indemnity Agreement dated 22 September 2000 between Telpe Celular S.A. and Banque Sudameris.

“Finance Contract” means the Finance Contract dated 22 September 2000 between the Lender and the Borrower.

“Finance Documents” means the Finance Contract, the Guarantee, the Counter Guarantee and Indemnity Agreement, the Counter Indemnity Agreement, this Indemnification Agreement and any other document designated as such by the Bank, the Guarantor, the Borrower and the Indemnifier.

“Group” means at any particular time, Tele Nordeste Celular Participações S.A. and all its Subsidiaries (and “member of the Group” shall be construed accordingly).

“Guarantee” means the Guarantee and Indemnity Agreement dated 22 September 2000 between the Bank and the Guarantor with respect to the Finance Contract.

“Interest Rate” means the rate certified by the Guarantor to be the aggregate of (i) the cost to the Guarantor of funding the overdue amount from whatever sources it may reasonably select and (ii) 2.5% per annum (or, if 2.5% is not permitted by the Central Bank of Brazil or any authority or legal entity in the territory of the Federative Republic of Brazil which shall from time to time replace it, the highest amount permitted by such authority, up to 2.5%). Interest so accrued shall be due on demand and, if not paid when due, the interest shall be added to the overdue sum and itself bear interest accordingly.

“Loan” means the aggregate in U.S. dollars disbursed by the Bank to the Borrower under the Finance Contract.

“Obligor” means the Borrower, the Indemnifier, the Guarantor or the Counter Guarantor.

“Subsidiary” means, in relation to any Person (its “holding company”) at any particular time, any person which is then controlled, or more than 50% of whose issued equity share capital (or the like) is then beneficially owned directly or indirectly, by that Person.

1.2	Construction of Certain References: Except to the extent that the context requires otherwise, any reference in this Indemnification Agreement to:

the “Assets” of any Person means all or any part of its business, undertaking, property, assets, revenues (including any right to receive revenues) and uncalled capital, wherever situated

“Consent” also includes an approval, authorisation, exemption, filing, licence, order, permission, recording or registration (and references to obtaining Consents shall be construed accordingly)

one Person being “Controlled” by another means that that other (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) has the power to appoint and/or remove all or the majority of the members of the Board of Directors or other governing body of that Person or otherwise controls or has the power to control the affairs and policies of that Person a “guarantee” also includes an indemnity, and any other obligation (whatever called) of any Person to pay, purchase, provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities, the purchase of Assets or services, or otherwise) for the payment of, indemnify against the consequences of default in the payment of, or otherwise be responsible for, any Indebtedness of any other Person (and “guaranteed” and “guarantor” shall be construed accordingly)

this “Indemnification Agreement” includes this Indemnification Agreement as from time to time amended, supplemented, novated, restated or replaced and any document which amends, supplements, novates, restates or replaces this Indemnification Agreement a “law” includes common or customary law and any constitution, decree, judgment, legislation, order, ordinance, regulation, statute, treaty or other legislative measure, in each case of any jurisdiction whatever (and “lawful” and “unlawful” shall be construed accordingly)

any “obligation” of any Person under this Indemnification Agreement or any other agreement or document shall be construed as a reference to an obligation expressed to be assumed by or imposed on it under this Indemnification Agreement or, as the case may be, that other agreement or document (and “due”, “owing”, “payable” and “receivable” shall be similarly construed)

a “Person” includes any individual, company, corporation, firm, partnership, joint venture, association, organisation, trust, state or agency of a state (in each case, whether or not having separate legal personality)

“Security” includes any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance and any other agreement or arrangement having substantially the same economic effect (including any “hold-back” or “flawed asset” arrangement) (and “secured” shall be construed accordingly)

the “Winding-up” of a Person also includes the amalgamation, reconstruction, reorganisation, administration, dissolution, liquidation, merger or consolidation of that Person, and any equivalent or analogous procedure under the law of any jurisdiction.

1.3	Headings shall be ignored in construing this Indemnification Agreement.

2	CROSS GUARANTEE AND INDEMNITY

2.1	Cross guarantee and indemnity

The Indemnifier irrevocably and unconditionally:

(a)	guarantees the payment of any sum of principal, interest, commission, liquidated damages, charge or expense of any other sum which is expressed to be payable from time to time by the Borrower to the Guarantor under or pursuant to the Counter Indemnity Agreement and any other sum due from time to time by the Borrower in connection with the Guarantor’s obligations under the Guarantee.

(b)	undertakes that, if the Borrower should fail to pay any such amount to the Guarantor in accordance with the terms of the Counter Indemnity Agreement, the Indemnifier shall immediately pay the sum in question to the Guarantor (in accordance with Brazilian law), as if the Indemnifier were a sole and independent obligor of the Guarantor, in United States dollars within three (3) Business Days of the Guarantor making a demand on the Indemnifier, to the account or accounts specified in the demand.

(c)	agrees and undertakes to pay interest to the Guarantor at the rate and on the terms specified in the Counter Indemnity Agreement for payment of overdue sums on any sum demanded under this Indemnification Agreement from the date of receipt of the Guarantor’s demand until the date of receipt of such sum by the Guarantor.

(d)	agrees to indemnify and keep the Guarantor harmless against all actions, proceedings, liabilities, claims, demands, damages, and reasonable costs and expenses in relation to or arising under or in connection with the Guarantee or the Counter Indemnity Agreement, except to the extent incurred due to the Guarantor’s own gross negligence or wilful misconduct;

agrees that its obligations under this Indemnification Agreement;

(i)	shall be unconditional and are and will remain in full force and effect by way of continuing indemnity until full and irrevocable discharge of all the obligations of the Borrower to the Guarantor pursuant to the Counter Indemnity Agreement has been duly made;

(ii)	are additional to, and not instead of, any security, guarantee, other indemnity or rights of subrogation at any time existing in favour of the Guarantor, whether from the Borrower, the Indemnifier or otherwise, and are cumulative and not exclusive of any rights or remedies provided by law; and

(iii)	shall not be affected by (A) any invalidity, illegality, irregularity or unenforceability of or defect in any provision of this Indemnification Agreement or the Counter Indemnity Agreement or any other Finance Document, (B) any time, indulgence, waiver or consent at any time given to the Borrower, the Indemnifier or the Guarantor, (C) any amendment to, or any variation or waiver of, any of the provisions of the Guarantee, (D) the enforcement or absence of enforcement of any claim against the

Borrower, the Indemnifier or the Bank or of any other security, guarantee or indemnity, (E) the release of any such claim, security, guarantee or indemnity, (F) the winding-up, liquidation, receivership, administration, composition, insolvency or analogous proceeding however described of the Borrower or the Indemnifier, (G) the dissolution, amalgamation, reconstruction or reorganisation of the Borrower or the Indemnifier, or (H) any other matter or thing whatsoever except for full and irrevocable payment and discharge as aforesaid:

agrees to indemnify the Guarantor immediately on demand against any reasonable cost, loss or liability suffered by the Guarantor if any obligation guaranteed by the Borrower or the Indemnifier is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount that the Guarantor would otherwise have been entitled to recover.

2.2	Continuing guarantee

This Indemnification Agreement is a continuing guarantee and will extend and endure until the ultimate balance of any sums payable by any Obligor under the Finance Documents have been fully and unconditionally paid or discharged and each such Obligor has been released thereunder in accordance with the terms thereof. No payment or discharge which may be avoided under any enactment relating to insolvency, no payment or discharge made or given which is subsequently avoided and no release, cancellation or discharge of this Indemnification Agreement given or made on the faith of any such payment shall constitute discharge of the Borrower under this Indemnification Agreement or prejudice or affect the Guarantor’s right to recover from the Borrower to the full extent of this Indemnification Agreement. The originals of this Indemnification Agreement that are in the possession of the Guarantor shall remain the property of the Guarantor after any release, cancellation or discharge of this Indemnification Agreement.

2.3	Waiver of defences

The obligations of the Indemnifier under this Clause 2 will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause 2 (without limitation and whether or not known to it or the Guarantor) including:

(a) any time, waiver or consent granted to, or composition with, the Borrower, the Indemnifier or other person;

(b) the release of the Borrower, the Indemnifier or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the Borrower, the Indemnifier or other person or any non-presentation or non- observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Borrower, the Indemnifier or any other person;

(e)	any amendment (however fundamental) or replacement of a Finance Document or any other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)	any insolvency or similar proceedings.

2.4	Immediate recourse

The Indemnifier waives any right it may have of first requiring the Guarantor (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Indemnifier under this Clause 2. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

2.5	Appropriations

Until all amounts which may be or become payable by the Borrower or the Indemnifier to the Guarantor under or in connection with the Finance Documents have been irrevocably paid in full, the Guarantor (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by it (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Borrower and the Indemnifier shall not be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from the Borrower or the Indemnifier on account of the Indemnifier’s liability under this Clause 2 or the Borrower’s liability under the Counter Indemnity Agreement.

2.6     Deferral of Indemnifier’s rights

Until all amounts which may be or become payable by the Borrower or the Indemnifier to the Guarantor under or in connection with the Finance Documents have been irrevocably paid in full and unless the Guarantor otherwise directs, the Indemnifier will not exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

(a)	to be indemnified by the Borrower;

(b)	to claim any contribution from any other guarantor of the Borrower’s obligations under the Finance Documents; and/or

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Guarantor under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by the Guarantor.

2.7	Additional security

This Indemnification Agreement is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by the Guarantor.

3	REPRESENTATIONS AND WARRANTIES

The Indemnifier makes the representations and warranties set out in this Clause 3 to the Guarantor on the date of this Agreement:

3.1	Status

(a)	It is a corporation, duly incorporated and validity existing under the law of the Federative Republic of Brazil.

(b)	It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

3.2	Binding obligations

The obligations expressed to be assumed by it in this Indemnification Agreement and all other Finance Documents to which it is a party are, legal, valid, binding and enforceable obligations, subject to applicable Brazilian bankruptcy, insolvency and similar laws and laws of general application limiting or restricting creditors’ rights in general in Brazil.

3.3	Non-conflict with other obligations

The entry into and performance by it of its obligations under, and the transactions contemplated by, this Indemnification Agreement and all other Finance Documents to which it is a party do not and will not conflict with:

(a) any law or regulation applicable to it;

(b)	its constitutional documents;

(c)	the concession contract executed on November 4, 1997 by the Borrower with the Brazilian Federal Government, represented by the Ministry of Telecommunications the “Concession”), as amended on March 31, 1998 and as further amended, modified or in effect from time to time; or

	(d)	any agreement or instrument binding upon it or any member of the Group or any of its or any member of the Group’s assets.

3.4		Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Indemnification Agreement and all other Finance Documents to which it is a party, and the transactions contemplated by this Indemnification Agreement and all other Finance Documents.

3.5		Validity and admissibility in evidence

All Authorisations required or desirable:

	(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in this Indemnification Agreement and all other Finance Documents to which it is a party; and

	(b)	to make this Indemnification Agreement and all other Finance Documents to which it is a party admissible in evidence in the Federative Republic of Brazil,

have been obtained or effected and are in full force and effect.

3.6	Governing law and enforcement

	(a)	The choice of the laws of England as the governing law of this Indemnification Agreement will be recognised and enforced in the Federative Republic of Brazil.

	(b)	Any judgment obtained in England in relation to this Indemnification Agreement will be recognised and enforced in the Federative Republic of Brazil, provided that is ratified by the Brazilian Supreme Court. The Brazilian Supreme Court will ratify such judgment provided that: (i) the judgment is obtained in compliance with the legal requirements of the jurisdiction of the court rendering such judgment; (ii) the judgment was issued by a competent court after due service of process upon the parties to the action was made, which service of process must comply with applicable provisions of Brazilian law (if service of process is made in Brazil, the rules of the Brazilian Code of Civil Procedure must be observed); (iii) the judgment is not subject to appeal; (iv) the judgment is for the payment of a sum certain; (v) the judgment was authenticated by a Brazilian consulate in the country where the same was issued and is accompanied by a translation into Portuguese by a certified translator; and (vi) the judgment is not against Brazilian public policy, national sovereignty or good morals.

3.7      Repetition

Each of the representations and warranties in Clauses 3.1 to 3.6 of this Indemnification Agreement will be correct and complied with so long as any sum remains to be lent or remains payable under any Finance Document as if repeated then by reference to the then existing circumstances.

4	COVENANTS

4.1	Financial Ratios

	4.1.1	So long as the Loan is outstanding:

		(i)	the Debt Service Cover Ratio (as defined below) of the Indemnifier for the 12-month period ending on 31 st December in each year shall not be less than 2:1; and

		(ii)	the Debt/Equity ratio (as defined below) of the Indemnifier shall not exceed 2:1.

	4.1.2	The following definitions apply in this Clause, which is to be interpreted in accordance with accounting principles generally accepted in Brazil:

		(i)	“Debt Service Cover Ratio” means at any time and in respect of the Indemnifier, the ratio of (i) the EBITDA (as defined below) during that period to (ii) the Net Interest Expense (as defined below) during that period;

		(ii)	“Net Interest Expense” means, for any period, the sum, for the Indemnifier, and its consolidated subsidiaries on a consolidated basis, of all interest incurred in respect of Indebtedness, including any cost pursuant any hedging agreement, minus interest income, included interest income from hedging agreements;

		(iii)	“EBITDA” means, in respect of any 12-month period, the consolidated net income of the Indemnifier and its subsidiaries for such period before taking account of:

(a) any provision on account of taxation and social contribution for that period;

(b) any interest incurred in respect of Indebtedness (as defined below);

	(c)	any cost incurred pursuant to any hedging agreement;

	(d)	any amount attributable to amortisation of intangible assets or depreciation on fixed assets for that period;

	(e)	items treated as exceptional income/charges, which in any case will include monetary variation;

	(f)	dividends;

	(g)	provision for employees’ profit participation;

	(h)	provision for contingencies; and

	(i)	other non-cash items reducing net income.

(iv)		“Indebtedness” means, at any time, the aggregate (as of the time of calculation) of:

	(a)	outstanding short term indebtedness (including bank loans and overdrafts and any debenture, bond or note);

	(b)	any credit to the Indemnifier from a supplier of goods or services or pursuant to any instalment purchase or other similar arrangement in respect of goods or services (except trade accounts payable in the ordinary course of business);

	(c)	outstanding medium and long-term indebtedness including bank loans and overdrafts and any debenture, bond or note;

	(d)	amounts raised pursuant to any other transaction having the commercial effect of the borrowing or raising of money; and

	(e)	any guarantee, indemnity or similar assurance against financial loss of any person.

(v)	“Debt/Equity Ratio” means, at any time and in respect of the Indemnifier, the ratio of:

	(a)	all Indebtedness, to

	(b)	total Equity (as defined below),

in each case for the preceding year.

(vi)	“Equity” means, at any time and in respect of the Indemnifier, the aggregate (as of the time of calculation) of:

(a)	the amount paid up or credited as paid upon the issued share capital,

(b)	reserves, and

(c)	accumulated earnings,

ased on the end-of-year balance sheet.

4.1.3	If the Indemnifier has undertaken, or undertakes in the future, for the benefit of other creditors of the Indemnifier, to maintain a financial ratio based on items of the balance sheet or the income statement of the Indemnifier or its consolidated group or any other ratio or measure targeted to appraise the Indemnifier’s structure, financial condition, solvency, or performance, the Indemnifier undertakes to inform the Guarantor thereof and, for the benefit of the Guarantor, to maintain such ratios or measures, unless such creditors have amended, waived or otherwise modified such ratios or measures. Upon the Guarantor’s written request, the Indemnifier shall submit to the Guarantor the definitions and calculation methods of such ratios as well as information on the rights of the relevant creditor(s) upon the non-compliance of the Indemnifier with any undertakings to maintain such ratios. The Indemnifier agrees that the Guarantor shall automatically have the same rights with the same terms and conditions as the mentioned creditors without a need to formally amend the terms and conditions of this Indemnification Agreement. Notwithstanding the foregoing, if the Guarantor considers it appropriate, the Indemnifier undertakes to agree to any contractual amendment for the incorporation of such terms and conditions into this Indemnification Agreement.

4.1.4	The Indemnifier shall deliver to the Guarantor, within two months after the end of the financial year, a certificate of compliance with the financial ratios specified in Clauses 4.1.1, 4.1.2 and 4.1.3, based on unaudited accounts for such period, and a certificate of the auditors of the Indemnifier confirming such certificate (or stating that confirmation is not possible) as soon as possible after publication of audited accounts for such period.

4.1.5	At any time that the Guarantor effects payment of any amount to the Bank pursuant to the Guarantee or demands payment from the Indemnifier pursuant to this Indemnification Agreement, the Indemnifier and the Guarantor shall (i) inform the Central Bank of Brazil, or any other authority or legal entity entrusted with foreign exchange control powers in the territory of the Federative Republic of Brazil which shall from time to time replace it, in accordance with Law No. 4131 of September 3, 1962, Resolution 2,770, Circular 3,003, 2000 and Circular- Letter 2,933, all of August 30, 2000, that the Guarantor has become a creditor of the Indemnifier, and inform the Central Bank of Brazil that the Guarantor has effected payment of such amount to the Bank or the Guarantor has demanded payment from the Indemnifier, as applicable, and (ii) make all efforts to obtain the express authorization of the Central Bank of Brazil, or any other authority or legal entity entrusted with foreign exchange control powers in the territory of the Federative Republic of Brazil which shall from time to time replace it, in accordance with Law No. 4131 of September 3, 1962 and Resolution 2,770 of August 30, 2000 to allow the immediate payment of the outstanding amount (and any applicable additions) to the Guarantor.

5	TAXES

The Indemnifier shall pay all taxes, duties, fees and other impositions of whatsoever nature, including stamp duty and registration fees, arising out of the execution or implementation of this Indemnification Agreement or any related document and in the creation of any security for the Indemnification Agreement. The Indemnifier shall pay all principal, interest, commission and other amounts due under this Indemnification Agreement gross without deduction or withholding on account of any national or local impositions whatsoever.

6	PAYMENT MECHANICS

6.1	Manner of Payments

(a)	On each date on which the Indemnifier is required to make a payment to the Guarantor under this Indemnification Agreement, it shall make the same available to the Guarantor for value on the due date at the time and in such funds specified by the Guarantor as being customary at the time for settlement of transactions in U.S. dollars in the place of payment (which due date, time and funds the Guarantor shall provide five (5) Business Days before).

(b)	Payment shall be made to such account as specified by the Guarantor (which account the Guarantor shall specify five (5) Business Days before).

6.2	Order of Distribution

If the amount received by the Guarantor from the Indemnifier on any date is less than the total sum remaining and/or becoming due under the Indemnification Agreement on that date, the Guarantor shall apply that amount first in payment of damages, fees and interest in that order and secondly in reduction of sums otherwise due.

7	INDEMNITIES

7.1	Currency Indemnity

(a)	U.S. dollar is the sole currency of account and payment for all sums payable by the Indemnifier under or in connection with this Indemnification Agreement, including damages.

(b)	Any amount received or recovered in a currency other than U.S. dollar (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the Winding-up of the Indemnifier or Borrower or otherwise) by the Guarantor in respect of any sum expressed to be due to it from the Indemnifier under this Indemnification Agreement shall only discharge the Indemnifier to the extent of the U.S. dollar amount which the Guarantor is able, in accordance with its usual practice, to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

(c)	If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the Guarantor under this Indemnification Agreement, the Indemnifier shall indemnify it against any loss sustained by it as a result. In any event, the Indemnifier shall indemnify the Guarantor against the cost of making any such purchase. For the purpose of this Clause 7.1, it will be sufficient for the Guarantor to demonstrate that it would have suffered a loss had an actual exchange or purchase been made. If that U.S. dollar amount is greater than the U.S. dollar amount expressed to be due to the Guarantor, Guarantor shall promply reimburse the excess to the Indemnifier.

7.2	Indemnities Separate

Each of the indemnities in this Indemnification Agreement constitutes a separate and independent obligation from the other obligations in this Indemnification Agreement, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Guarantor and shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Indemnification Agreement or any other Finance Documents or any other judgment or order.

8	SET-OFF

The Indemnifier authorises the Guarantor to apply (without prior notice) any credit balance (whether or not then due) to which it is at any time beneficially entitled on any account at, any sum held to its order by and/or any liability to it of, any office of the Guarantor in or towards satisfaction of any sum then due from it to the Guarantor under this Indemnification Agreement and unpaid and, for that purpose, to convert one currency into another at a market rate of exchange in the Guarantor’s usual course of business (but so that nothing in this Clause 8 shall be effective to create a charge). No party shall be obliged to exercise any of its rights under this Clause, which shall be without prejudice and in addition to any right of set-off, combination of accounts, lien or other right to which it is at any time otherwise entitled (whether by operation of law, contract or otherwise).

9	EXPENSES AND STAMP DUTY

9.1	Expenses and Stamp Duty

The Indemnifier shall pay:

(a) Initial Expenses: on demand, all reasonable and documented costs and expenses (including taxes thereon and legal fees) incurred by the Guarantor in connection with the preparation, negotiation or entry into this Indemnification Agreement and the Counter Indemnity Agreement not to exceed U.S.$75,000 in the aggregate and/or any amendment of, supplement to or waiver or consent in respect of this Indemnification Agreement requested by or on behalf of the lndemnifier (whether or not entered into or given)

(b) Enforcement Expenses: on demand, all reasonable and documented costs and expenses (including taxes thereon and legal fees) incurred by the Guarantor in the administration of, or by the Guarantor in protecting or enforcing (or attempting to protect or enforce) any rights under, this Indemnification Agreement and/or any such amendment, supplement, waiver or consent, and

(c) Stamp Duty: promptly, and in any event before any interest or penalty becomes payable, any stamp, documentary, registration or similar tax payable in connection with the entry into, registration, performance, enforcement or admissibility in evidence of this Indemnification Agreement and/or any such amendment, supplement or waiver, and shall indemnify the Guarantor against any liability with respect to or resulting from any delay in paying or omission to pay any such tax.

9.2	Other Expenses

The Indemnifier shall also reimburse the Guarantor the reasonable fees, costs and expenses incurred by outside legal counsel and other professional advisors reasonably used by it in connection with any such amendment, supplement, waiver or consent.

10	CALCULATIONS AND CERTIFICATES

10.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document and/or this Indemnification Agreement the entries made in the accounts maintained by the Guarantor are prima facie evidence of the matters to which they relate.

10.2	Certificates and Determinations

Any certification or determination by the Guarantor of a rate or amount under any Finance Document and/or this Indemnification Agreement is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

11 TRANSFER

11.1	Benefit and Burden of this Indemnification Agreement

This Indemnification Agreement shall benefit and bind the parties, their permitted assignees and their respective successors. Any reference in this Indemnification Agreement to any party shall be construed accordingly.

11.2	Indemnifier

The Indemnifier may not assign or transfer all or part of its obligations under this Indemnification Agreement.

11.3	Guarantor

The Guarantor may assign or transfer all or part of its rights and obligations under this Indemnification Agreement. No consent shall be required from the Indemnifier to any such assignment or transfer.

11.4	Disclosure of Information

The Guarantor may disclose to an actual or potential assignee, transferee, sub-participant or the like such information about the Indemnifier or any other Person as it may think fit, subject to confidentiality obligations of the Indemnifier and its subsidiaries binding upon the Guarantor.

12	NO IMPLIED WAIVERS, REMEDIES CUMULATIVE

No failure on the part of the Guarantor to exercise, and no delay on its part in exercising, any right or remedy under this Indemnification Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or remedy preclude any other or further exercise of that or any other right or remedy. The rights and remedies provided in this Indemnification Agreement are cumulative and not exclusive of any other rights or remedies (whether provided by law or otherwise).

13	NOTICES

13.1	Communications in writing

Any communication to be made under or in connection with the Indemnification Agreement or Counter Indemnity Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter.

13.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of either party for any communication or document to be made or delivered under or in connection with this Indemnification Agreement is:

(a) in the case of the Indemnifier,

Tele Nordeste Celular Participacoes S.A.

Avenida Conde da Boa Vista, 800, 2o Andar

CEP 50.060 -004

Recife, Pernambuco, Brazil

Fax: +55-81 -423-6402; and

(b) in the case of the Guarantor,

Banque Sudameris

4, rue Meyerbeer

75009 Paris, France

Fax: +33-1-48-00-08-07.

or any substitute address, fax number or department or officer as either party may notify to the other party by not less than five Business Days’ notice.

13.3      Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with this Indemnification Agreement will only be effective:

(i) if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or three (3) Business Days after having been delivered to an internationally recognized courier service postage prepaid in an envelope addressed to it at that address, and, if a particular department or officer is specified as part of its address details provided under Clause 13.2 (Addresses), if addressed to that department or officer.

13.4      English language

(a)	Any notice given under or in connection with this Indemnification Agreement must be in English.

(b)	All other documents provided under or in connection with this Indemnification Agreement must be:

	(i)	in English; or

	(ii)	if not in English, and if so required by either party, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

14	PARTIAL INVALIDITY

If, at any time, any provision of this Indemnification Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such. provision under the law of any other jurisdiction will in any way be affected or impaired.

15	NATURE OF OBLIGATIONS

The obligations of the Indemnifier under or in respect of Clauses 5, 7, 8 and 9 shall continue even after all commitments of the Guarantor have terminated and all amounts payable under the Facility Documents have been repaid or prepaid.

16	GOVERNING LAW

This Indemnification Agreement is governed by the laws of England.

17	ENFORCEMENT

17.1	Jurisdiction of English courts

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Indemnification Agreement (including a dispute regarding the existence, validity or termination of this Indemnification Agreement) (a “Dispute”).

(b)	The Guarantor and the Indemnifier agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly neither the Guarantor nor the Indemnifier will argue to the contrary.

(c)	This Clause 17 is for the benefit of the Guarantor only. As a result the Guarantor shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law the Guarantor may take concurrent proceedings in any number of jurisdictions.

17.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law, the Indemnifier:

(a) irrevocably appoints Law Debenture Corporate Services Limited, Princes House, 95 Gresham Street, London EC2V 7LY England as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

agrees that failure by a process agent to notify the Indemnifier of the process will not invalidate the proceedings concerned.

This Indemnification Agreement has been executed as a Deed in Luxembourg. Gran& Duchy of Luxembourg on the date stated at the beginning.

Executed as a Deed by

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. acting by Mr. Renato Iucopilla and Ms. Maria Lúcia Motta de Aquino

1.	2.

BANQUE SUDAMERIS S.A., acting by

1.	2.

WITNESSES:

1.	2.

Name:	Name:

RG:	RG:

CPF/MF:	CPF/MF:

Notary
(Seal)